March 15, 2018

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Invesco Management Trust, AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), Short-Term Investments Trust, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Equity Funds (Invesco Equity Funds), AIM Counselor Series Trust (Invesco Counselor Series Trust), Invesco Securities Trust and AIM Sector Funds (Invesco Sector Funds) (each, a “Trust” and collectively, the “Trusts”)/(I/C File Nos. 811-22957, 811-05460, 811-02729, 811-07452, 811-06463, 811-01424, 811-09913, 811-22793 and 811-03826, respectively).

Financial Statement Review

Dear Ms. Fettig:

On behalf of the Trusts, thank you for speaking with Peter Davidson and myself on July 21, 2017 about the Trusts’ financial statements described herein (each, a “Financial Statement” and collectively, the “Financial Statements”). In furtherance of our discussions, set forth below are our responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated your comments below, followed by our written responses.)

1.	Comment: The Invesco Short Duration High Yield Municipal Fund has been identified in the annual report (or registration statement) as a non-diversified Fund; however, it appears the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than 3 years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified (ICA Section 13(a)(1) and Rule 13a-1 thereunder).

Response: The Fund incepted as non-diversified and has been operating as diversified continuously since July 2016, so has not yet met the 3 year period of Rule 13a-1. If the Fund does operate as diversified continuously for 3 years and its status is therefore changed to diversified as a matter of law, the Fund would seek shareholder approval prior to changing its status back to non-diversified (in the event non-diversification status was desired by the Fund’s investment team).

2.	Comment: The Invesco European Growth Fund has greater than 25% of its net assets in the United Kingdom (40%). However, the most recent prospectus does not include disclosure of the strategies and risks related to investing in the United Kingdom. Please explain why investing in the United Kingdom has not been included as a principal strategy and principal risk of the Fund.

1

Response: The Fund’s principal investment strategy discloses that the Fund invests primarily in European issuers and includes a statement that “The Schedule of Investments included in the Fund’s annual and semi-annual reports identifies the countries in which the Fund had invested, as of the date of the reports.” We believe that the preceding disclosures adequately inform shareholders that the Fund may invest in the United Kingdom. Additionally, the current “Investing in the European Union Risk” in the prospectus discloses the material risks of investing in the European Union, including the United Kingdom, and also includes the following risk disclosure related to the United Kingdom specifically:

Continuing uncertainty as to the status of the Euro and the European Union and the potential for certain countries to withdraw from the union has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the European Union could have significant adverse effects on currency and financial markets, and on the value of the Fund’s investments. In June 2016, the UK approved a referendum to leave the European Union (known as “Brexit”). Although its long-term effects remain uncertain, Brexit’s impact on the UK and European economies and the broader global economy could be significant and result in increased volatility, illiquidity and potentially lower economic growth in markets in the UK, Europe and globally, which may adversely affect the value of the Fund’s investments. Brexit also may spark additional member states to contemplate departing the European Union, furthering economic and political instability in the region.

3.	Comment: The Invesco Gold & Precious Metals Fund has greater than 25% of its net assets in Canada (68%). However, the most recent prospectus does not include disclosure of the strategies and risks related to investing in Canada. Please explain why investing in Canada has not been included as a principal strategy and principal risk of the Fund.

Response: The Fund respectfully declines to add principal strategy disclosure regarding Canada to the prospectus as the Fund’s regional exposure is a result of bottom-up security selection rather than a focused approach to invest in specific regions. The Fund will add the following risk to the prospectus.

Canada Risk. Due to the Fund’s potentially significant exposure to companies that are domiciled in Canada, the Fund is particularly sensitive to political, economic and social conditions in that country. Canada is a major producer of metals. The Canadian economy is especially dependent on the demand for, and supply of, natural resources, and the Canadian market is relatively concentrated in issuers involved in the production and distribution of natural resources. Any adverse events that affect Canada’s major industries may have a negative impact on the overall Canadian economy and the shares of the Fund.

4.	Comment: The Funds listed in Exhibit A of this letter have greater than 25% of their net assets invested in the identified sector at year-end. If the Fund consistently focuses in a particular sector (e.g. a period of 3 or more years) please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed in the summary prospectus.

Response: The following risk disclosure will be added to the summary prospectus of each Invesco Fund (including those listed on Exhibit A) that has invested 25% or more of its net assets in a particular sector as of its most recent fiscal year end:

Sector Focus Risk. The Fund may from time to time invest a significant amount of its assets (i.e. over 25%) in one market sector or group of related industries. In this event, the Fund’s performance will depend to a greater extent on the overall condition of the sector or group of industries and there is increased risk that the Fund will lose significant value if conditions adversely affect that sector or group of industries.

5.	Comment: The principal investment strategy section of each of the Funds’ prospectuses listed in Exhibit B of this letter states that the Funds may invest in derivatives; however, the Funds have not been invested in derivatives for an extended period of time. Please explain why the current disclosures are appropriate, provided the seemingly more narrow investment strategy in particular asset classes.

Response: The portfolio managers of the Funds identified on Exhibit B have expressed interest in using derivatives to benefit the Funds under certain market conditions. Although recent market conditions have not been favorable for such use, the portfolio managers believe market conditions could favor the use of derivatives in the next twelve months. We therefore believe that the derivatives and other investments described in the prospectus continue to be part of each Fund’s principal investment strategies at this time.

6.	Comment: The Invesco Global Health Care Fund’s name includes the term “global”. Please explain how the Fund’s name complies with Rule 35d-1 and how the name is not misleading. (The Fund invested 79.7% in the United States at 12/31/16 and 72.2% at 12/31/15.)

Response: We have taken this comment under consideration and have determined to change the Fund’s name to remove “global” from the name.

7.

Comment: The Funds listed in Exhibit C of this letter, under normal circumstances, provide “exposure to investments that are economically tied to at least three different countries, including the U.S”. Please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Fund’s listed in Exhibit C will make the requested disclosure changes in connection with their next annual update.

8.	Comment: The “Top Ten Equity Holdings” chart of the Invesco Technology Fund includes only Alphabet Inc. (“Alphabet”) Class A shares and does not include the Fund’s aggregate investment in Class A and Class C shares of Alphabet. If the exposures to Class A and Class C shares of Alphabet are aggregated, Alphabet would have been the top holding at 8.6% of total assets and the total of investments that individually represent 5% or more of total assets would be greater than 25%. Please confirm that diversification is monitored on an issuer basis and confirm and explain how the Fund is considered diversified. (Individual investments representing 5% or more of total assets sum to 27% of total assets.) A similar comment applies to the Invesco Technology Sector Fund.

Response: The exposures to Class A and Class C shares of Alphabet are aggregated for diversification testing purposes as we monitor diversification on an issuer basis. At the time of the Fund’s purchase of Alphabet, the Fund was diversified. Subsequent to such purchase, as a result of market fluctuations, the Fund moved into non-diversified status which is what is showing in the “Top Ten Equity Holdings” chart. During a period when the Fund has moved into non-diversified status as a result of passive market movements, the Fund is prohibited from purchases that would exacerbate such non-diversified status, as consistent with Section 5 of the 1940 Act.

9.	Comment: Please explain how the Invesco Balanced-Risk Aggressive Allocation Fund’s benchmark index has been deemed to be an appropriate broad based securities market index for the Fund (Form N-1A Item 4(b)(2)(iii) and Item 27(b)(7) Instruction 5). The Fund presents “Custom Invesco Balanced-Risk Aggressive Allocation Broad Index”, “Custom Invesco Balanced-Risk Aggressive Allocation Style Index” and “Lipper Flexible Portfolio Funds Index”.

Response: The Fund’s shareholder reports will be modified to reflect that the S&P 500® Index is the Fund’s broad-based securities market index.

10.	Comment: The Invesco Technology Fund and Invesco Technology Sector Fund changed the broad market/style specific index. The reason for the change is that the new index “more closely reflects the performance of the types of securities in which the Fund invests”. Please provide more specificity as to the reason for the change in future filings if a fund changes benchmarks. The reason disclosed appears vague and could be applied to any fund.

Response: We will consider including additional detail for benchmark changes in future filings.

11.	Comment: The portfolio turnover rate of the Invesco V.I. Balanced-Risk Allocation Fund fluctuated from 44% in 2015 to 120% in 2016. Please explain why the disclosure requirements of Item 16(e) of Form N-1A were not included for this Fund:

Response: The Fund’s variation in portfolio turnover was a result of trading strategy and execution, which is disclosed as a reason for variation in portfolio turnover in the lead-in paragraph to the table disclosing the Fund’s portfolio turnover. In the future, we will include a footnote to a Fund’s portfolio turnover with a specific reason for any significant variations in turnover.

12.	Comment: For the Funds listed in Exhibit D of this letter, a footnote to Other Expenses on the fee table states that “other expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.” Please explain the nature of the restatement and confirm compliance with Form N-1A Item 3, Instruction 3 (iii).

Response: “Other expenses” for the Funds listed in Exhibit D were restated to reflect a change in the Fund’s administrative services fees. We confirm that the restatement was consistent with Form N-1A Item 3, Instruction 3 (iii).

13.	Comment: Money Market Funds—The Fund has the ability to charge liquidity fees and/or impose redemption gates in accordance to Rule 2a-7. However, these policies have not been disclosed in the notes to financial statements. Please explain why these policies have been omitted. Additionally, in future shareholder reports, please include disclosure in the notes related to liquidity fees and/or redemption gates and the related accounting policies, as applicable.

Response: Shareholder reports covering the period following the compliance date of the reforms implementing liquidity fees and redemption gates (October 14, 2016) include disclosure that the funds (other than “government money market funds” (as defined in Rule 2a-7)) have the ability to charge liquidity fees and impose redemption gates in accordance with Rule 2a-7. We note that the financial statements that are the subject of this letter that relate to non-government money market funds cover periods prior to the compliance date of the reforms implementing liquidity fees and redemption gates (i.e., fiscal years ended August 31, 2016), and as such do not include disclosure, including any related accounting policies, that the funds have the ability to charge liquidity fees and impose redemption gates because the funds did not have such ability during the time period covered by the report.

14.	Comment: The “Report of Independent Registered Public Accounting Firm” attached as an exhibit to Form N-SAR must be signed by the Registered Public Accounting Firm. Please file an amended N-SAR-B to include the signed report. This comment applies to the 12/31/17, 12/31/16 and 12/31/15 N-SAR-B filings for AIM Variable Insurance Funds.

Response: Amended N-SAR-Bs including the signed reports for the time periods referenced were filed above on December 13, 2017.

15.	Comment: The internal control letter attached as an exhibit to Form N-SAR is missing the city and state where the report was issued and is therefore not in compliance with Sub-Item 77B of Form N-SAR. Please include this information in future filings. This comment applies to the 12/31/16 and 12/31/15 N-SAR-B filings for AIM Variable Insurance Funds.

Response: The requested information will be included in future filings and was included in the N-SAR-Bs for AIM Variable Insurance Funds filed on December 13, 2017.

16.	Comment: AIM Sector Funds—The Report of Independent Registered Public Accounting Firm attached as Exhibit—99.77B to the 4/30/14 N-SAR-B filed on 6/27/2014 does not contain a complete date. Please refile the N-SAR to include the complete attachment.

Response: The revised N-SAR-B/A containing the requested disclose was filed on December 13, 2017.

Please do not hesitate to contact me at 713-214-4354, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/S/ SHERI MORRIS

Sheri Morris

EXHIBIT A

Fund	Sector	CY%	PY%	PY%
INVESCO V.I. AMERICAN FRANCHISE FUND	Information Technology	37	35	32
INVESCO V.I. COMSTOCK FUND	Financials	37	29	24
INVESCO V.I. GROWTH AND INCOME FUND	Financials	35	31	30
INVESCO V.I. VALUE OPPORTUNITIES FUND	Financials	45	43	40
INVESCO SUMMIT FUND	Information Technology	38	32	30
INVESCO ASIA PACIFIC GROWTH FUND	Financials	29	29	29
INVESCO COMSTOCK FUND	Financials	28	25	23
INVESCO SMALL CAP VALUE FUND	Financials	27	25	21
INVESCO VALUE OPPORTUNITIES FUND	Financials	44	41	35

A-1

EXHIBIT B

Fund
INVESCO ASIA PACIFIC GROWTH FUND
INVESCO EUROPEAN GROWTH FUND
INVESCO GLOBAL GROWTH FUND
INVESCO GLOBAL OPPORTUNITIES FUND
INVESCO GLOBAL SMALL & MID CAP GROWTH FUND
INVESCO INTERNATIONAL CORE EQUITY FUND
INVESCO INTERNATIONAL GROWTH FUND
INVESCO SELECT OPPORTUNITIES FUND
INVESCO CHARTER FUND
INVESCO V.I. CORE EQUITY FUND
INVESCO V.I. GLOBAL REAL ESTATE FUND
INVESCO V.I. INTERNATIONAL GROWTH FUND
INVESCO V.I. MID CAP CORE EQUITY FUND
INVESCO V.I. MID CAP GROWTH FUND
INVESCO V.I. SMALL CAP EQUITY FUND
INVESCO V.I. TECHNOLOGY FUND
INVESCO V.I. VALUE OPPORTUNITIES FUND
INVESCO CONSERVATIVE INCOME FUND
INVESCO ENERGY FUND
INVESCO GOLD & PRECIOUS METALS FUND
INVESCO SMALL CAP VALUE FUND
INVESCO TECHNOLOGY FUND
INVESCO TECHNOLOGY SECTOR FUND
INVESCO VALUE OPPORTUNITIES FUND

B-1

EXHIBIT C

Fund
INVESCO GLOBAL GROWTH FUND
INVESCO GLOBAL SMALL & MID CAP GROWTH FUND
INVESCO V.I. GLOBAL CORE EQUITY FUND
INVESCO V.I. GLOBAL HEALTH CARE FUND
INVESCO V.I. GLOBAL REAL ESTATE FUND

C-1

EXHIBIT D

Fund
INVESCO V.I. AMERICAN FRANCHISE FUND
INVESCO V.I. AMERICAN VALUE FUND
INVESCO V.I. CORE EQUITY FUND
INVESCO V.I. EQUITY AND INCOME FUND
INVESCO V.I. GLOBAL HEALTH CARE FUND
INVESCO V.I. GLOBAL REAL ESTATE FUND
INVESCO V.I. GOVERNMENT SECURITIES FUND
INVESCO V.I. INTERNATIONAL GROWTH FUND
INVESCO V.I. MID CAP CORE EQUITY FUND
INVESCO V.I. MID CAP GROWTH FUND
INVESCO V.I. SMALL CAP EQUITY FUND
INVESCO V.I. TECHNOLOGY FUND
INVESCO V.I. VALUE OPPORTUNITIES FUND
INVESCO GOVERNMENT & AGENCY PORTFOLIO (FORMERLY, GOVERNMENT & AGENCY PORTFOLIO)
INVESCO TREASURY OBLIGATIONS PORTFOLIO (FORMERLY, TREASURY OBLIGATIONS PORTFOLIO AND PRIOR TO THAT, GOVERNMENT TAXADVANTAGE PORTFOLIO)
INVESCO LIQUID ASSETS PORTFOLIO (FORMERLY, LIQUID ASSETS PORTFOLIO)
INVESCO STIC PRIME PORTFOLIO (FORMERLY, STIC PRIME PORTFOLIO)
INVESCO TAX-FREE CASH RESERVE PORTFOLIO (FORMERLY, TAX-FREE CASH RESERVE PORTFOLIO)
INVESCO TREASURY PORTFOLIO (FORMERLY, TREASURY PORTFOLIO)

D-1